INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 28, 2022

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (File No. 333-191476 and 811-22894) (the “Registrant”) on behalf of the AXS Real Estate Income ETF

Ladies and Gentlemen:

This letter summarizes the additional comment provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 20, 2022, regarding Post-Effective Amendment No. 300 to the Registrant’s Form N-1A registration statement filed on May 12, 2022 (the “Registration Statement”), with respect to the AXS Real Estate Income ETF (the “Fund”), a series of the Registrant. The Registrant’s response to the comment is included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Performance

1.	In the first paragraph under “Performance” it indicates that the Fund will acquire the assets and liabilities of High Yield ETF (the “Predecessor Fund”). Please enhance the disclosure regarding the significant differences in the Fund’s investment objective and investment strategies as compared to those of the Predecessor Fund, and add a statement that the performance information shown is not meaningful given that the investment objectives and investment strategies are significantly different.

Response: The Registrant has revised the disclosure as follows:

The Fund will acquire the assets and liabilities of the High Yield ETF (the “Predecessor Fund”), a series of Exchange Listed Funds Trust, following the reorganization of the Predecessor Fund, which is expected to occur during the first quarter of 2023. As a result of the acquisition, the Fund will be the accounting successor of the Predecessor Fund. Performance results shown in the bar chart and the performance table below reflect the performance of the Predecessor Fund. On June 22, 2018, the Predecessor Fund acquired all of the assets and liabilities of the AdvisorShares Peritus High Yield ETF (the “Peritus Predecessor Fund”), a series of AdvisorShares Trust, in exchange for shares of beneficial interest of the Predecessor Fund (the “Predecessor Fund Reorganization”). As a result of the Predecessor Fund Reorganization, the Predecessor Fund is the accounting successor of the Peritus Predecessor Fund. The historical performance information shown below reflects, for the period prior to the Predecessor Fund Reorganization, the historical performance of the Peritus Predecessor Fund.

The bar chart and table provide an indication of the risks of investing in the Predecessor Fund by showing changes in the Predecessor Fund’s performance from year-to-year and by showing how the Predecessor Fund’s average annual total returns based on net asset value compared to those of certain broad-based market indices. Prior to the reorganization, the Predecessor Fund was managed pursuant to a different investment objective and investment strategy than the Fund. In particular, the Predecessor Fund was an actively-managed fund that sought high current income with a secondary goal of capital appreciation by investing in a portfolio of high-yield debt securities, while the Fund is a passively-managed fund that seeks to track the performance of an index consisting primarily of common stocks of U.S. REITs and, to a lesser extent, publicly traded closed-end funds. The performance information presented for periods prior to the reorganization reflect management of the Predecessor Fund and Peritus Predecessor Fund consistent with the investment objective and investment strategy in effect during those periods and do not illustrate the performance of the Fund’s investment strategy in effect as of the date of this prospectus. The performance information during periods prior to the reorganization might have differed materially if the Fund’s current investment strategy had been in effect. The Fund’s performance information is accessible on the Fund’s website at www.axsinvestments.com.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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